Exhibit 99 to Form 4 for
                               CNE Group, Inc. on
                           Behalf of George W. Benoit

Note 1: The reported securities are included within 12 CNE units purchased on April 23, 2003 for 50,000 per Unit. Each unit consists of one 10% Subordinated Note due April 22, 2004 in the face amount of $50,000 and 208,290 Class B Cashless Warrants to purchase 208,290 shares of Common Stock, par value $0.00001 per share. These securities are owned by Mr. Benoit's wife, Maureen Benoit. Mr. Benoit disclaims beneficial ownership of these securities.


Note 2: The reported securties were returned to the Company and all rights thereto were waived by Mr. Benoit.